UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Puxin Limited
(Name of Issuer)
Ordinary Shares, par value US$0.00005 per share
(Title of Class of Securities)
G7307L 101
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP No. G7307L 101

1.		NAMES OF REPORTING PERSONS Puxin Nova Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
Not applicable		(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 21,761,652
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 21,761,652
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,761,652 (1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2% (1)
12.		TYPE OF REPORTING PERSON* CO

(1) Based on 165,038,164 ordinary shares issued and outstanding of the Issuer as of December 31, 2018.

Item 1(a).	Name of Issuer:

Puxin Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District

Beijing 100080, the People’s Republic of China

Item 2(a).	Name of Person Filing:

Puxin Nova Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Puxin Nova Limited

Start Chambers, Wickham’s Cay II, P.O. Box 2221

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship:

British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.00005 per share

Item 2(e).	CUSIP Number:

G7307L 101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of $0.00005 per share of Puxin Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2018:

Shared
				power to	Sole power to	Shared power
	Amount		Sole power to	vote or to	dispose or to	to dispose or
	Beneficially	Percent of	vote or direct	direct the	direct the	to direct the
Reporting Person	owned:	class:	the vote:	vote:	disposition of:	disposition of:
Puxin Nova Limited	21,761,652	13.2%	21,761,652	0	21,761,652	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

PUXIN NOVA LIMITED
By:	/s/ Yun Xiao
Name: Yun Xiao
Title: Director